China Information Technology, Inc. Announces Entry Into Agreement for $13.54 Million
Registered Direct Offering of Ordinary Shares and Warrants

SHENZHEN, China, May 21, 2015 /PRNewswire/ - China Information Technology, Inc. (the “Company” or “CNIT”) (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced that it entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors for the sale of 2,102,484 ordinary shares in a registered offering at the price of $6.44 per ordinary share. In addition, Series A warrants to purchase an aggregate of 525,621 ordinary shares and Series B warrants to purchase an aggregate of 1,051,242 ordinary shares will be issued to the investors.

The investors’ Series A warrants are initially exercisable at $7.73 per share and will be exercisable immediately as of the date of issuance until three years after the date of issuance. The Series B warrants are initially exercisable at $7.09 per share and will be exercisable at any time immediately as of the date of issuance until six months after the date of issuance. The exercise price of the warrants is subject to anti-dilution adjustment in the case of future issuances or deemed issuances of ordinary shares below the respective warrant exercise prices, as well as customary adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the ordinary shares issuable upon exercise thereof. In addition, commencing on the 40th day after the date of issuance, the Series B warrants may be exercised on an Alternate Cashless Exercise basis as set forth in the Series B warrants.

The net proceeds to the Company from the offering, after deducting placement agent fees and the estimated offering expenses payable by the Company but excluding any proceeds from warrant exercise, are expected to be approximately $12.7 million. The net proceeds from this offering will be used for working capital and general working capital purposes.

The offering is expected to close on or before May 26, 2015.

FT Global Capital, Inc. served as the exclusive placement agent for the offering.

For further details of this transaction, including, without limitation, the terms of the Alternate Cashless Exercise discussed above, please see the Company’s Form 6-K filed with the SEC on or about May 21, 2015.

A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering will be filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About China Information Technology, Inc.

China Information Technology, Inc. (NASDAQ: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.

Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com